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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER 000-23039
FORM 12b-25	CUSIP NUMBER 16941J 106

NOTIFICATION OF LATE FILING

(Check one):     [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q     [  ] Form N-SAR     [  ] Form N-CSR

For Period Ended: September 30, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

 For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Precision Steel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

18th Floor, Teda Building, 87 Wing Lok Street, Sheungwan
Address of Principal Executive Office (Street and Number)

Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant was not, without unreasonable effort or expense, able to file its quarterly report on Form 10-Q for the period ended September 30, 2012 by November 14, 2012. The registrant anticipates that it will file its Form 10-Q within the “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Leada Tak Tai Li	(852)	2543-2290
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss increased by $3,143,188, or 291.3%, period-on-period, to $4,222,283 for the three months ended September 30, 2012, from $1,024,783 for the three months ended September 30, 2011. The increase in net loss is attributable to a combination of all the factors to be discussed in the Form 10-Q, principally the negative gross margin and allowance for bad and doubtful debts recognized for the period ended September 30, 2012 in accordance with our policy for allowance for bad and doubtful debts.

China Precision Steel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2012	By:	/s/ Leada Tak Tai Li
Name: Leada Tak Tai Li
Title: Chairman and Chief Financial Officer